

07002358

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


SEC MAIL
RECEIVED
PROCESSING
FEB 27 2007
WASH, D.C.
210
SECTION

SEC FILE NUMBER
8 – 66947

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/05 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY) *

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

CENTENIUM ADVISORS LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

52 VANDERBILT AVENUE
(No. And Street)

NEW YORK, (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PAUL WEISSMAN (212) 661-9753
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

60 EAST 42ND STREET (Address) NEW YORK (City) NY (State) 10165 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

PROCESSED
MAR 12 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, PAUL WEISSMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CENTENIUM ADVISORS LLC, as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

MANAGING MEMBER

Title



Notary Public

VIKTORIYA PISETSKAVA
NOTARY PUBLIC-STATE OF NEW YORK
No. 01PI6063786
Qualified In Kings County
My Commission Expires September 10, 2009

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☑ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed sin the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing see section 240.17a-5(e)(3).*

CENTENIUM ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

John Fulvio, CPA
Susan E. Van Velson, CPA
Christian Tiriolo, CPA
Kenneth S. Werner, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

60 East 42nd Street
New York, New York 10165
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com


SEC MAIL
RECEIVED
PROCESSING
FEB 2 7 2007
WASH, D.C.
210
SECTION

INDEPENDENT AUDITORS' REPORT

To the Member of
Centenium Advisors, LLC:

We have audited the accompanying statement of financial condition of Centenium Advisors, LLC (the "Company") as of December 31, 2006. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Centenium Advisors, LLC as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Fulvio + Associates, L.L.P.

New York, New York
February 23, 2007

CENTENIUM ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash		$ 237,521
Fees receivable		3,130,914
Other assets		44,395
TOTAL ASSETS		$ 3,412,830

LIABILITIES AND MEMBER'S CAPITAL

Liabilities:		
Accrued expenses and other payables		$ 11,400
Taxes payable:		
Current	$ 48,790	
Deferred	125,237	174,027
TOTAL LIABILITIES		185,427
Member's capital		3,227,403
TOTAL LIABILITIES AND MEMBER'S CAPITAL		$ 3,412,830

The accompanying notes are an integral part of this financial statement.

CENTENIUM ADVISORS, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE 1. ORGANIZATION, OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Centenium Advisors, LLC (the "Company"), a New York limited liability company, is registered as a broker-dealer pursuant to Section 15(b) of the Securities and Exchange Act of 1934, as amended (the "Exchange Act") with the U.S. Securities and Exchange Commission ("SEC"). The Company is also a member of the National Association of Securities Dealers, Inc. ("NASD") and the Securities Investor Protection Corporation ("SIPC"). The Company was formed on April 5, 2005 and became an NASD member on October 26, 2005. The Company is owned by a single member- Paul Weissman.

The Company's securities business is limited to acting as a third-party selling agent or "finder" for private collective investment vehicles (individually a "Fund", and, collectively, the "Funds"). Interested investors purchase and sell interests in a Fund directly from or to the issuer thereof, and, therefore, the Company does not intend to effect the private placement of securities. The Company is compensated for such activity on a fully disclosed basis by receiving, from a Fund, a referral fee consisting of a portion of the fees generated by investors introduced to such Fund by the Company.

The Company maintains its books and records on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

The preparation of the financial statements in conformity with the accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

NOTE 2. INCOME TAXES

No provision for federal and state income taxes has been made since the Company is not a taxable entity. The member is individually liable for the taxes on its share of the Company's income or loss.

The Company is liable for New York City Unincorporated Business Tax on its business operations. The Company is on the cash basis for income tax purposes. The primary timing difference that created the deferred taxes is the collection of fees.

CENTENIUM ADVISORS, LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2006
(Continued)

NOTE 3. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires maintaining a minimum net capital and requires that the rate of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company is required to maintain minimum net capital equal to $5,000. At December 31, 2006, the Company had net capital of $177,331 and $172,331 of excess net capital.

NOTE 4. RELATED PARTY TRANSACTIONS

For the period from November 1, 2005 (inception) to December 31, 2006, Centenium Capital Partners, the predecessor to the Company, paid rent, administrative, research and certain office expenses for which it was reimbursed by the Company.

NOTE 5. SUBSEQUENT EVENT

In February 2007, the Company made a distribution to its single member in the amount of approximately $1,000,000.

END